EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars, except ratio)

For the Three
Months Ended
March 31, 2017

Earnings from continuing operations before income taxes	$721

Add/(Deduct):
Distributed income from less than 50% owned affiliates	122
Fixed charges	140
Interest capitalized, net of amortization	(1)

Earnings available for fixed charges	$982

Fixed charges:
Interest incurred:
Interest expense (1)	$112
Capitalized interest	1

113
Portion of rent expense deemed to represent interest factor	27

Fixed charges	$140

Ratio of earnings to fixed charges	7.0

Notes:

(1)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.